UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Sizeler Property Investors, Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)

                                   830137-10-5
                      (CUSIP Number of Class of Securities)


                                  K. (Rai) Sahi
                              Morguard Corporation
                        55 City Centre Drive, Suite 1000
                             Mississauga, ON L5B 1M3
                                 (905) 281-4800

                                  Paul Miatello
                       Revenue Properties Company Limited
                         55 City Centre Drive, Suite 800
                             Mississauga, ON L5B 1M3
                                 (905) 281-3800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 13, 2006


         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  Schedule 13D

                                                         CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Revenue Properties (U.S.) Inc.
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of a Group          (a) |_|

                                                                    (b) |_|
--------- ----------------------------------------------------------------------

(3)       SEC Use Only
--------- ----------------------------------------------------------------------

(4)       Source of Funds WC, BK
--------- ----------------------------------------------------------------------

(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                               |_|
--------- ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization
          Delaware
--------- ----------------------------------------------------------------------

 Number of Shares    (7)               Sole Voting Power
Beneficially Owned
 by Each Reporting
    Person With
-------------------- ----------------- -----------------------------------------

                     (8)               Shared Voting Power
                                       2,123,600
-------------------- ----------------- -----------------------------------------

                     (9)               Sole Dispositive Power

-------------------- ----------------- -----------------------------------------

                     (10)              Shared Dispositive Power
                                       2,123,600
-------------------- ----------------- -----------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          2,123,600
--------- ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        |_|
--------- ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
          9.89%
--------- ----------------------------------------------------------------------

(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

                                  Schedule 13D

                                                       CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Revenue Properties Company Limited
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of a Group           (a) |_|

                                                                     (b) |_|
--------- ----------------------------------------------------------------------

(3)       SEC Use Only
--------- ----------------------------------------------------------------------

(4)       Source of Funds
          OO
--------- ----------------------------------------------------------------------

(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                |_|
--------- ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization
          Ontario

-------------------- ----------------- -----------------------------------------
 Number of Shares    (7)               Sole Voting Power
Beneficially Owned
 by Each Reporting
    Person With
-------------------- ----------------- -----------------------------------------

                     (8)               Shared Voting Power
                                       2,123,600
-------------------- ----------------- -----------------------------------------

                     (9)               Sole Dispositive Power

-------------------- ----------------- -----------------------------------------

                     (10)              Shared Dispositive Power
                                       2,123,600
-------------------- ----------------- -----------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          2,123,600
--------- ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        |_|

--------- ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
          9.89%
--------- ----------------------------------------------------------------------

(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

                                  Schedule 13D

                                                        CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Morguard Corporation
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of a Group         (a) |_|

                                                                   (b) |_|
--------- ----------------------------------------------------------------------

(3)       SEC Use Only
--------- ----------------------------------------------------------------------

(4)       Source of Funds
          OO
--------- ----------------------------------------------------------------------

(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                |_|
--------- ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization
          Canada
--------- ----------------------------------------------------------------------

 Number of Shares    (7)               Sole Voting Power
Beneficially Owned
 by Each Reporting
    Person With
-------------------- ----------------- -----------------------------------------

                     (8)               Shared Voting Power
                                       2,123,600
-------------------- ----------------- -----------------------------------------

                     (9)               Sole Dispositive Power

-------------------- ----------------- -----------------------------------------

                     (10)              Shared Dispositive Power
                                       2,123,600
-------------------- ----------------- -----------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          2,123,600
--------- ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        |_|

--------- ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
          9.89%
--------- ----------------------------------------------------------------------

(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

     This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on December 19, 2005, as amended by Amendment No. 1 filed on March 14, 2006, Amendment No. 2 filed on August 10, 2006, and Amendment No. 3 filed on August 23, 2006 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Statement.


Item 4. Purpose of Transaction

      Item 4 of the Statement is hereby amended and supplemented as follows:

      On September 13, 2006, RPCL sent a letter to the Company's President, Mr. Thomas A. Masilla, Jr., a copy of which is attached hereto as Exhibit 6.


Item 7.       Material to Be Filed as Exhibits

Exhibit 1         Joint Filing Agreement*

Exhibit 2         Letter of Intent dated August 7, 2006**

Exhibit 3         Press release dated August 8, 2006**

Exhibit 4         Merger Agreement dated August 18, 2006***

Exhibit 5         Press release dated August 21, 2006***

Exhibit 6         Letter to Thomas A. Masilla, Jr. dated September 13, 2006







* Previously filed on March 14, 2006 with Amendment No. 1 to the original Statement on Schedule 13D.

** Previously filed on August 10, 2006 with Amendment No. 2 to the original Statement on Schedule 13D.

*** Previously filed on August 23, 2006 with Amendment No. 3 to the original Statement on Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14,  2006

                              MORGUARD CORPORATION


                        By:     /s/ K. (Rai) Sahi
                           -----------------------------------------------------
                        Name:    K. (Rai) Sahi
                        Title:   C.E.O.



                       REVENUE PROPERTIES COMPANY LIMITED



                       By:      /s/ Paul Miatello
                          -----------------------------------------------------
                       Name:     Paul Miatello
                       Title:    C.F.O.



                       REVENUE PROPERTIES INC.



                       By:      /s/ Paul Miatello
                          -----------------------------------------------------
                       Name:     Paul Miatello
                       Title:    Secretary

                                  EXHIBIT INDEX



Exhibit 1         Joint Filing Agreement*

Exhibit 2         Letter of Intent dated August 7, 2006**

Exhibit 3         Press release dated August 8, 2006**

Exhibit 4         Merger Agreement dated August 18, 2006***

Exhibit 5         Press release dated August 21, 2006***

Exhibit 6         Letter to Thomas A. Masilla, Jr. dated September 13, 2006

























* Previously filed on March 14, 2006 with Amendment No. 1 to the original Statement on Schedule 13D.

** Previously filed on August 10, 2006 with Amendment No. 2 to the original Statement on Schedule 13D.

*** Previously filed on August 23, 2006 with Amendment No. 3 to the original Statement on Schedule 13D.



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